# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: eHealth, Inc., CIK 0001333493
CUSIP: 28238P109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 13620 Ranch Road 620 N, Suite A250, Austin, Texas (TX), 78717
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001387131-23-002054
Filed by CIK 0001849457

## Reporting persons
- 8 Knots Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,396,187; sole dispositive power 0; shared dispositive power 2,396,187; aggregate amount beneficially owned 2,396,187 (8.09% of the class)
  Comment: See Item 4.
- Scott Green: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,396,187; sole dispositive power 0; shared dispositive power 2,396,187; aggregate amount beneficially owned 2,396,187 (8.09% of the class)
  Comment: See Item 4.
- 8 Knots Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,369,740; sole dispositive power 0; shared dispositive power 1,369,740; aggregate amount beneficially owned 1,369,740 (4.62% of the class)
  Comment: See Item 4.
- 8 Knots GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,369,740; sole dispositive power 0; shared dispositive power 1,369,740; aggregate amount beneficially owned 1,369,740 (4.62% of the class)
  Comment: See Item 4.

## Item 1. Issuer
Name of issuer: eHealth, Inc.
Address of issuer's principal executive offices: 13620 Ranch Road 620 N, Suite A250, Austin, Texas 78717

## Item 2. Person Filing
Name of person filing:
This Statement is filed by each of the entities and persons listed below, all of whom together are referred to as the "Reporting Persons":

(i) 8 Knots Fund, LP, a Delaware limited partnership ("8 Knots Fund"). 8 Knots GP (as defined below) is the general partner of 8 Knots Fund.

(ii) 8 Knots GP, LP, a Delaware limited partnership ("8 Knots GP"). 8 Knots Management (as defined below) is the general partner of 8 Knots GP.

(iii) 8 Knots Management, LLC, a Delaware limited liability company ("8 Knots Management"). Scott Green is the managing member of 8 Knots Management.

(iv) Scott Green is the sole member and managing member of 8 Knots Management.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

c/o 8 Knots Management
4530 Woodfin Drive
Dallas, Texas 75220.
Citizenship:
(i) 8 Knots Fund is a Delaware limited partnership.

(ii) 8 Knots GP is a Delaware limited partnership.

(iii) 8 Knots Management is a Delaware limited liability company.

(iv) Scott Green is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The information in Item 4(b) and 4(c) is incorporated herein by reference.

8 Knots Fund beneficially owns 1,369,740 shares of Common Stock of the Issuer. 8 Knots GP, as the general partner of 8 Knots Fund, may be deemed to beneficially own the Common Stock owned by 8 Knots Fund. Additionally, Scott Green, is an individual and sole managing member of 8 Knots Management. 8 Knots Management, an investment adviser registered with the U.S. Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, serves as investment manager to 8 Knots Fund pursuant to an investment advisory agreement with the 8 Knots Fund. Accordingly, 8 Knots Management and Mr. Green may be deemed to have beneficial ownership over the shares of Common Stock directly owned by 8 Knots Fund, the Sub-Advised Fund (as defined below), and the SMAs (as defined below).

8 Knots Management also serves as a sub-adviser, pursuant to a sub-advisory investment management agreement, to another private investment fund (such sub-advised fund, the "Sub-Advised Fund") which beneficially owns 119,080 shares of Common Stock. While 8 Knots Management maintains investment discretion with respect to the Sub-Advised Fund, including the Common Stock, the sub-advisory investment management agreement is terminable by the Sub-Advised Fund's investment manager at any time upon 30 days written notice. Accordingly, 8 Knots Management and Mr. Green disclaim beneficial ownership of the Common Stock owned by the Sub-Advised Fund.

8 Knots Management serves as an adviser to five separately managed accounts (each, an "SMA", and collectively, the "SMAs") pursuant to respective investment management agreements entered into between 8 Knots Management and each SMA. The SMAs beneficially own shares of Common Stock as follows: (i) one SMA beneficially owns 154,684 shares of Common Stock ("SMA-1"), (ii) another SMA beneficially owns 117,067 shares of Common Stock ("SMA-2"), (iii) a third SMA beneficially owns 173,000 shares of Common Stock ("SMA-3"), (iv) a fourth SMA beneficially owns 330,757 shares of Common Stock ("SMA-4"), and (v) a fifth SMA beneficially owns 131,859 shares of Common Stock ("SMA-5"). While 8 Knots Management maintains investment discretion with respect to each of SMA-1, SMA-3, SMA-4, and SMA-5, including the authority to vote and dispose of the Common Stock on behalf of each SMA, the respective investment management agreements with SMA-1, SMA-3, SMA-4, and SMA-5 are terminable by each such SMA at any time upon 60 days written notice. Accordingly, 8 Knots Management and Mr. Green disclaim beneficial ownership of the Common Stock owned by the SMA-1, SMA-3, SMA-4, and SMA-5. While 8 Knots Management maintains investment discretion with respect to SMA-2, including the authority to vote and dispose of the Common Stock on behalf of SMA-2, the respective investment management agreement with SMA-2 is terminable by SMA-2 at any time upon 61 days written notice. Accordingly, 8 Knots Management and Mr. Green may be deemed to have beneficial ownership of the Common Stock owned by SMA-2.

The percentages herein are calculated based on 29,633,690 shares of the Issuer's Common Stock outstanding, as disclosed on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 6, 2024.
Percent of class:
The information set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person. The information in Item 4(a) is incorporated herein by reference.

8 Knots Management LLC - 8.09%
Scott Green - 8.09%
8 Knots Fund GP, LP - 4.62%
8 Knots Fund, LP - 4.62%
Shared power to vote or to direct the vote:
The information set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person. The information in Item 4(a) and 4(b) is incorporated herein by reference.

8 Knots Management LLC - 8.09%
Scott Green - 8.09%
8 Knots Fund GP, LP - 4.62%
8 Knots Fund, LP - 4.62%
Shared power to dispose or to direct the disposition:
The information set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person. The information in Item 4(a) and 4(b) is incorporated herein by reference.

8 Knots Management LLC - 2,396,187
Scott Green - 2,396,187
8 Knots Fund GP, LP - 1,369,740
8 Knots Fund, LP - 1,369,740

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Mr. Green, 8 Knots GP, and 8 Knots Management may be deemed to beneficially own 1,369,740 shares of Common Stock reported in this statement beneficially owned by 8 Knots Fund, which represents 4.62% of the Common Stock of the Issuer. 8 Knots Fund holds the right to receive dividends from, or the proceeds from the sale of, all such 1,369,740 shares of Common Stock.

Shares of common stock representing 907,367 shares of Common Stock are held by the SMAs in the aggregate, each of which has the right to receive dividends from, or the proceeds from the sale of, the actual shares held by each such SMA (as set forth in Item 4). Such interest does not relate to more than 5 percent of the outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A Joint Filing Agreement by and between the Reporting Persons dated February 14, 2025.

## Signatures
- 8 Knots Management, LLC: /s/ Scott Green, Scott Green/Managing Member (02/14/2025)
- Scott Green: /s/ Scott Green, Scott Green (02/14/2025)
- 8 Knots Fund, LP: /s/ 8 Knots GP, LP, 8 Knots GP, LP/General Partner (02/14/2025)
- 8 Knots Fund, LP: /s/ Scott Green, Scott Green/President (02/14/2025)
- 8 Knots GP, LP: /s/ Scott Green, Scott Green, President (02/14/2025)